UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 14, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓            Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                   No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a news release dated 13 November 2012 entitled ‘Vodafone announces results for the six months ended 30 September 2012 ’

news release

Vodafone announces results for the six months ended 30 September 2012

13 November 2012

•       H1 Group organic service revenue growth -0.4%*; N. Europe +1.5%*, S. Europe -9.8%*, AMAP +5.2%*

•       Q2 Group organic service revenue growth -1.4%*; N. Europe +0.7%*, S. Europe -11.3%*, AMAP +4.1%*

•       H1 EBITDA down -2.9%* to £6.6 billion; EBITDA margin down 1.0* percentage point

•       Adjusted operating profit £6.2 billion, up 8.5%*; expected to be in the upper half of the guidance range for the full year

•       Impairments totalling £5.9 billion for Spain and Italy as a result of challenging market conditions and changes to discount rates

•       Free cash flow £2.2 billion; expected to be in the lower half of the guidance range for the full year

•       Interim dividend per share of 3.27 pence, up 7.2%

•       £2.4 billion dividend due from Verizon Wireless by the end of 2012; £1.5 billion buyback to commence after receipt

Financial highlights1

	Six months ended		Change year-on-year
	30 September 2012		Reported	Organic
	£m		%	%
Group revenue	21,780		(7.4)	+0.2

Group service revenue	20,157		(7.9)	(0.4)
Northern and Central Europe (‘N. Europe’)	9,051		(2.0)	+1.5
Southern Europe (‘S. Europe’)	4,978		(18.1)	(9.8)
Africa, Middle East and Asia Pacific (‘AMAP’)	6,053		(5.1)	+5.2

Loss for the financial period	(1,886)

Adjusted operating profit	6,170		+2.2	+8.5

Free cash flow	2,178		(16.7)

Loss per share	(4.01p	)

Adjusted earnings per share	7.86	p	+1.4

•       Continued strong growth in data +13.7%* and emerging markets2 (India +11.0%*, Vodacom +4.6%*, Turkey +18.0%*) in Q2

•       Smartphone penetration in Europe now 30.7%, with 45.5% of European mobile service revenue now in-bundle; new tariff plans launched across major European markets since September

•       Enterprise revenue declined -0.4%*; continued strong growth in Vodafone Global Enterprise, M2M and Vodafone One Net offset by macroeconomic challenges in country-level enterprise units

•       Continued execution of efficiency programme, with £300 million absolute reduction in European opex targeted in the 2014 financial year

Vodafone Group Plc

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

www.vodafone.com

Investor Relations	Media Relations
Telephone: +44 7919 990230	Telephone: +44 1635 664444

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Vittorio Colao, Group Chief Executive, commented:

“We have continued to make progress on our strategic priorities over the last six months, with good growth in data and emerging markets in particular. In the short-term, however, our results reflect tougher market conditions, mainly in Southern Europe.

“We remain very positive about the longer-term opportunities, and our Vodafone 2015 strategy reflects our confidence in the future. This is based on a new strategic approach to our consumer offer and pricing in Europe now being rolled out, an increasing focus on unified communications in enterprise, and an attractive and growing exposure to emerging markets. Fundamental to the success of this strategy will be an ongoing enhancement of the consumer and enterprise customer experience through continuous investment in high speed data networks, and an increased drive towards standardisation and simplification across the Group to maximise cost efficiency and accelerate execution.”

Notes:

*

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported service revenue by country and regionally since 1 October 2011. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the prior financial period have been recalculated based on the new pricing structure to form the basis for our organic calculations.

1	More information on non-GAAP measures can be found on page 41.
2	Emerging markets comprise India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.

CHIEF EXECUTIVE’S STATEMENT

Financial review

Group

Group revenue was up 0.2%* on an organic basis but down -7.4% to £21.8 billion on a reported basis. Organic service revenue declined -0.4%* in the first half of the financial year, and -1.4%* in Q2. Excluding the impact of mobile termination rate (‘MTR’) cuts, service revenue growth in the first half was 1.4%*. We achieved good growth in our emerging market operations and from the continued uptake of data across the Group, but this was offset by macroeconomic pressures in Southern Europe.

Group EBITDA was down -2.9%* on an organic basis, but down -11.7% to £6.6 billion on a reported basis, mainly due to adverse foreign exchange rate movements. EBITDA margin was down 1.0* percentage points year-on-year primarily as a consequence of the revenue decline in Italy, ongoing weakness in brand perception in Australia and restructuring costs in Germany, partly offset by margin improvements in South Africa and India.

Adjusted operating profit was £6.2 billion (H1 2012: £6.0 billion). On an organic basis, adjusted operating profit was up 8.5%* year-on-year, driven by a strong performance from Verizon Wireless (‘VZW’).

The Group incurred a total impairment charge of £5.9 billion in relation to the carrying value of goodwill of its operations in Spain and Italy as a result of challenging market conditions and adverse movements in discount rates.

Reported loss per share was -4.01 pence, impacted by the impairments outlined above. Adjusted earnings per share of 7.86 pence grew 1.4% year-on-year, reflecting the strong adjusted operating profit performance and the reduction in shares outstanding resulting from the share buyback programme, partially offset by a higher effective tax rate.

Free cash flow for the first half of the 2013 financial year was £2.2 billion (H1 2012: £2.6 billion). This year-on-year decline is mainly the result of a weaker euro in the reporting period and the non-recurrence of a £0.2 billion dividend after the disposal of our 44% interest in SFR in June 2011. Capex for the period was £2.5 billion (H1 2012: £2.6 billion). Net debt at 30 September 2012 was £26.0 billion (31 March 2012: £24.4 billion). The movement in net debt since 31 March 2012 has been driven by underlying cash generation and the receipt of the £1.5 billion final tranche of the SoftBank consideration, offset by £1.1 billion of share buybacks, equity dividend payments of £3.2 billion and the £1.3 billion consideration paid for Cable & Wireless Worldwide plc (‘CWW’).

The Board has agreed an interim dividend per share of 3.27 pence, an increase of 7.2% year-on-year, in line with our dividend per share growth target of at least 7% per annum until March 2013.

Northern and Central Europe

In Northern and Central Europe, service revenue was up 1.5%* in H1, with growth of 0.7%* in Q2. The growth drivers in Q2 were Germany (+1.8%*) and Turkey (+18.0%*), while the UK and the Netherlands deteriorated by -3.2%* and -2.3%* respectively.

EBITDA for the region was -3.3%* down year-on-year at £2.8 billion, with reported EBITDA margin down -2.4 percentage points year-on-year. This decline was driven by Germany and the UK, as well as the inclusion of CWW for the first time.  The margin in Turkey continued to improve.

Southern Europe

Service revenue in Southern Europe fell -9.8%* in H1, with service revenue in Q2 down -11.3%*. Italy worsened significantly in Q2 (-12.8%*), reflecting a cut in MTRs on 1 July 2012, as well as ongoing competitive and macroeconomic pressures. Spain also continued to be weak (Q2: -12.0%*).

Southern Europe EBITDA was down -15.1%* year-on-year to £1.9 billion, as a result of the weak revenue performance in all markets, and margin erosion in Italy, Greece and Portugal. Margins in Spain were stable year-on-year.

CHIEF EXECUTIVE’S STATEMENT

Africa, Middle East and Asia Pacific (‘AMAP’)

AMAP service revenue was up 5.2%* in H1, with year-on-year growth of 4.1%* in Q2. In India, service revenue growth slowed to 11.0%* in Q2, reflecting the impact of regulatory changes, the recognition of SMS termination revenue for the first time in the prior financial year and a less active market for new customer acquisitions. Growth at Vodacom slowed slightly to 4.6%* in Q2 primarily due to pricing pressure. In Australia, service revenue fell by -14.4%* in Q2, as the business continued to focus on network improvements and arresting weakness in brand perception.

AMAP EBITDA was up 10.6%* on an organic basis, with EBITDA margin increasing by 1.4* percentage points. Margins at Vodacom and in India made excellent progress as a result of focused cost control and increasing scale benefits, although this was partially offset at the regional level by weaker margins in Australia.

Verizon Wireless

VZW, our US associate, achieved organic service revenue growth of 8.0%* in H1 and 7.8%* in Q2. Our share of profits from VZW was £3.2 billion, up 27.4%* year-on-year. VZW’s net debt declined from US$6.4 billion at 31 March 2012 to US$1.9 billion at 30 September 2012, despite spending US$3.7 billion (net) on the acquisition of spectrum in H1.

On 12 November 2012 VZW declared a dividend of US$8.5 billion (£5.3 billion), of which Vodafone’s share is US$3.8 billion (£2.4 billion). The dividend is due by the end of the 2012 calendar year. The Group intends to commence a £1.5 billion share buyback programme after receipt of the dividend.

Strategy update

A more valuable Vodafone

In November 2010 we announced our strategy to build a more valuable Vodafone. The key elements were to focus on the core growth areas of data, enterprise and emerging markets; to deliver value and efficiency from scale; and to generate liquidity or free cash flow from non-controlled interests. At the same time, we reinforced our commitment to rigorous capital discipline with regard to investment decisions.

In the last two financial years, the proportion of our revenue deriving from non-voice services and emerging markets has risen from 56% of service revenue in H1 of the 2011 financial year, to 65% in H1 of the current financial year, thus reducing our dependence on voice revenue in mature markets. Data revenue in the financial year ended 31 March 2012 was £6.2 billion, an increase of £2.2 billion over the financial year ended 31 March 2010. 30.7% of our European customers now use smartphones, compared to 14.5% at September 2010.

In the enterprise business, we have consolidated our position as a market leader in our core national enterprise operations, whilst also broadening our reach across a wide spectrum of businesses, from SoHo up to the largest multinational corporations. Enterprise revenue growth has consistently outstripped consumer revenue growth in Europe over the last two years.

Our emerging markets operations have continued to grow strongly, led by Vodacom, India and Turkey. We have sustained a significant level of investment in emerging markets, which has translated into strong market share gains and improving margins in many of these businesses.

At the same time, we have made significant progress in simplifying our portfolio of assets, allowing management to focus on controlled operations and free up capital for reinvestment in the business and distribution to shareholders.

Since September 2010, our disposal programme has raised £14.8 billion, of which £6.8 billion has been returned to shareholders by way of share buybacks. In addition, in January 2012 we received a £2.9 billion dividend from VZW, of which £2.0 billion was immediately distributed to Vodafone shareholders as a special dividend. Including the interim dividend declared today and the share buyback announced today, we have returned a total of £21.2 billion to shareholders since September 2010, equivalent to approximately 25% of our market capitalisation at that time.

CHIEF EXECUTIVE’S STATEMENT

Vodafone 2015

While the macroeconomic and regulatory environment in Europe presents significant short-term challenges, we see a number of positive developments. We expect smartphone adoption to accelerate in all markets over the next three years, with mobile applications and low cost smartphone availability increasing in mature and emerging markets alike. With the broad deployment of high speed data networks, we expect customers’ appetite for data to increase significantly. At the same time, the evolution of network and IT platforms should enable lower cost and more standardised approaches as commercial and technology planning are integrated.

As a result, we believe that the long-term prospects for the mobile market are highly attractive for those that make scale, standardisation and the customer data experience fundamental to how they operate. Our strategy is to be:

•                 A scale data company;

•                 A strong player in enterprise;

•                 A leader in emerging markets;

•                 A selective innovator in services; and

•                 A cost efficient organisation.

Consumer 2015

We are adopting a new strategic approach to consumer pricing and bundling in Europe, in order to offer customers worry-free usage and, at the same time, stabilise ARPU. We are launching new tariffs including unlimited voice and SMS, and much larger data allowances than before. Pricing will be radically simplified as a result, giving clear visibility of the cost of ownership and, thereby, lower complexity for IT and billing. The value proposition will be progressively enhanced through the introduction of a number of additional features, including improved access to technical support, attractive roaming packages, shared data plans, early handset upgrades, storage and back-up in the cloud, and device security, to increase the breadth of service and, over time, ARPU.

In emerging markets, our goal is to build on our success to date to become a clear leader, increasing the value of these markets to the Group through market growth, improving margins, share gains and stronger cash generation. These markets offer very attractive long-term opportunities from sustained GDP growth, the scope for widespread mobile data adoption and the fulfillment of unmet needs such as basic financial services. We aim to maximise these opportunities through smart data pricing, the development of low-cost smartphones and selective innovation in areas in which we can truly differentiate.

Enterprise 2015

We plan to strengthen our leading position in enterprise, enhancing our product offering to large and medium-sized businesses and creating a dedicated enterprise operational structure, following the market success of Vodafone Global Enterprise (‘VGE’) and the CWW acquisition.

VGE, serving the biggest multi-national accounts, will continue to expand its remit, driven by an increasing appetite among customers to consolidate telecoms procurement cross-border and bring mobility into the heart of their business strategies. In converged services, we will continue to develop Vodafone One Net for small- and medium-sized companies, and increasingly provide total communications services to our larger customers. In M2M, we will leverage our new business unit organisation, global technical platform and vertical sector competences to exploit the current wave of adoption of M2M solutions across many industry and service sectors. In addition, we will develop our product offering in high growth segments, such as cloud and hosting, thereby leveraging the expertise acquired with CWW.

CHIEF EXECUTIVE’S STATEMENT

Network 2015

Our network strategy continues to focus on supporting higher speed data in both mature and emerging markets, and delivering a consistently excellent data experience to our customers through the widespread deployment of HSPA+, LTE and high capacity backhaul. We will continue our consistent level of investment so that Vodafone customers can be assured of a video-standard data service across our footprint in Europe and we can successfully manage the high growth in data volumes anticipated.

Operations 2015

As a result of our new approach to consumer and enterprise data product catalogues and pricing, over the next three years we will further simplify our business model both across and within countries, eliminating legacy structures, reducing non customer-facing costs and moving towards more standardised offerings. This will enable us to maximise the benefits of our scale and share commercial, technical and support functions across geographies in Europe, and to speed up and co-ordinate our time to market for new propositions and services. We see a significant opportunity in unifying network and IT management across multiple markets, in further centralising and standardising procurement, and in offshoring more business functions to shared service centres of expertise. We are targeting an absolute reduction in European operating expenses from these and other programmes of £300 million in the 2014 financial year.

Outlook and guidance1

Overall performance in our controlled operations in the first half of the 2013 financial year has been slightly below our expectations, mainly as a result of a further weakening in the macroeconomic environment. However, this has been offset by a very strong performance by VZW. We expect the environment to be similar in the second half of the 2013 financial year.

We now expect adjusted operating profit for the full year to be in the upper half of the range of £11.1 billion to £11.9 billion indicated in May 2012 and free cash flow to be in the lower half of the range of £5.3 billion to £5.8 billion indicated in May 2012. We expect the Group EBITDA full year margin decline to continue its improving trend year-on-year, excluding the impact of M&A and restructuring costs.

Note:

1             See ‘Guidance’ on page 8.

GROUP FINANCIAL HIGHLIGHTS

		Six months ended 30 September
		2012	2011	% change
	Page	£m	£m	Reported	Organic

Financial information[1]

Revenue	27	21,780	23,520	(7.4)	0.2

Operating profit	27	274	8,999	(97.0)

(Loss)/profit before taxation	27	(492)	8,011

(Loss)/profit for the financial period	27	(1,886)	6,644

Basic (loss)/earnings per share (pence)	27	(4.01p )	13.06p

Capital expenditure	21, 42	2,516	2,618	(3.9)

Cash generated by operations	21	6,192	7,069	(12.4)

Performance reporting1 2

EBITDA	9	6,647	7,532	(11.7)	(2.9)

EBITDA margin		30.5%	32.0%	(1.5pp )	(1.0pp	)

Adjusted operating profit	9, 44	6,170	6,035	2.2	8.5

Adjusted profit before tax	11, 44	5,341	5,142	3.9

Adjusted effective tax rate	11	26.6%	25.2%

Adjusted profit attributable to equity shareholders	11, 44	3,877	3,962	(2.1)

Adjusted earnings per share (pence)	11, 44	7.86p	7.75p	1.4

Free cash flow	21	2,178	2,616	(16.7)

Net debt	21, 22	25,964	26,247	(1.1)

Notes:

1          Amounts presented at 30 September or for the six month period then ended.

2          See page 41 for “Use of non-GAAP financial information” and page 46 for “Definitions of terms”.

GUIDANCE

Please see page 41 for “Use of non-GAAP financial information”, page 46 for “Definition of terms” and page 47 for “Forward-looking statements”.

2013 financial year guidance

	Original guidance 2013 financial year £bn	Updated guidance 2013 financial year £bn

Adjusted operating profit	11.1 – 11.9	Upper half of the range

Free cash flow	5.3 – 5.8	Lower half of the range

Assumptions

Guidance for the 2013 financial year is based on our current assessment of the global macroeconomic outlook and assumes foreign exchange rates of £1:€1.23 and £1:US$1.62. It excludes the impact of licence and spectrum purchases, income dividends received from VZW, material one-off tax related payments and restructuring costs, and assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by approximately £40 million and free cash flow by approximately £30 million, and a 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £50 million.

FINANCIAL RESULTS

Group1 2

	Northern and Central	Southern	Africa, Middle East and Asia	Non- Controlled Interests and Common		Six months ended 30 September
	Europe	Europe	Pacific	Functions[3]	Eliminations	2012	2011	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
Voice revenue	4,248	2,943	4,291	–	–	11,482	13,360
Messaging revenue	1,440	531	416	–	–	2,387	2,672
Data revenue	1,656	800	780	1	–	3,237	3,062
Fixed line revenue	1,316	466	199	1	–	1,982	1,802
Other service revenue	391	238	367	146	(73)	1,069	998
Service revenue	9,051	4,978	6,053	148	(73)	20,157	21,894	(7.9)	(0.4)
Other revenue	606	400	537	80	–	1,623	1,626
Revenue	9,657	5,378	6,590	228	(73)	21,780	23,520	(7.4)	0.2
Direct costs	(2,477)	(1,191)	(1,713)	(108)	73	(5,416)	(5,700)
Customer costs	(2,189)	(1,086)	(1,045)	3	–	(4,317)	(4,627)
Operating expenses	(2,201)	(1,198)	(1,836)	(165)	–	(5,400)	(5,661)
EBITDA	2,790	1,903	1,996	(42)	–	6,647	7,532	(11.7)	(2.9)
Depreciation and amortisation:
Acquired intangibles	(46)	–	(288)	–	–	(334)	(464)
Purchased licences	(456)	(66)	(97)	–	–	(619)	(674)
Other	(1,184)	(733)	(842)	14	–	(2,745)	(2,880)
Share of result in associates	–	1	23	3,197	–	3,221	2,521
Adjusted operating profit	1,104	1,105	792	3,169	–	6,170	6,035	2.2	8.5
Impairment loss						(5,900)	(450)
Other income and expense[4]						4	3,414
Operating profit						274	8,999
Non-operating income and expense						1	(161)
Net financing costs						(767)	(827)
Income tax expense						(1,394)	(1,367)
(Loss)/profit for the financial period						(1,886)	6,644

Notes:

1             The Group revised its segment structure on 1 August 2012. See “Group structure” on page 38.

2             Current period results reflect average foreign exchange rates of £1:€1.25 and £1:US$1.58.

3             Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.

4             Other income and expense for the six months ended 30 September 2011 included a £3,419 million gain on disposal of the Group’s 44% interest in SFR.

FINANCIAL RESULTS

Revenue

Group revenue was down -7.4% to £21.8 billion, with service revenue of £20.2 billion, a decrease of -0.4%* on an organic basis. Our performance reflects continued strong demand for data services and further growth in emerging markets, offset primarily by challenging macroeconomic conditions in a number of our southern European markets.

AMAP service revenue was up by 5.2%*, with a robust performance in India, Vodacom, Qatar, Ghana and Egypt, offset by declines in Australia and New Zealand.

In Northern and Central Europe service revenue was up by 1.5%*, reflecting growth in Germany and Turkey, partially offset by declines in the majority of other markets.

In Southern Europe service revenue was down by -9.8%* driven by the challenging macroeconomic conditions which continue to have a significant impact on the majority of the region’s markets, particularly Italy and Spain.

EBITDA and profit

Group EBITDA was down -11.7% to £6.6 billion, including an 8.1 percentage point adverse impact from foreign exchange rate movements. On an organic basis EBITDA was down -2.9%*, driven by a combination of service revenue decline and higher customer investment due to increased smartphone penetration.

Adjusted operating profit was up 2.2% to £6.2 billion, driven by an increase in our share of profits from associates and lower depreciation and amortisation charges, partially offset by the reduction in EBITDA. Our share of profits of VZW grew by 27.4%* to £3.2 billion.

Operating profit was down -97.0% to £0.3 billion, driven by an impairment loss of £5.9 billion (2011: £0.5 billion) and a £3.4 billion gain on disposal of the Group’s 44% interest in SFR in the six months ended 30 September 2011.

An impairment loss of £5.9 billion was recorded in relation to Vodafone Spain and Vodafone Italy, driven by a combination of lower projected cash flows within business plans and an increase in discount rates, resulting from adverse changes in the macroeconomic environment since March 2012.

Net financing costs

	Six months ended 30 September
	2012	2011
	£m	£m

Investment income	187	226
Financing costs	(954)	(1,053)
Net financing costs	(767)	(827)

Analysed as:
Net financing costs before income from investments	(863)	(867)
Interest income/(charges) arising on settlement of outstanding tax issues	32	(36)
Income from investments	2	10
	(829)	(893)
Foreign exchange[1]	62	66
	(767)	(827)

Note:

1      Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances.

Net financing costs before income from investments reduced due to lower mark-to-market losses associated with interest rate fixing and the impact of the Group’s lower average net debt.

FINANCIAL RESULTS

Taxation

	Six months ended 30 September
	2012	2011
	£m	£m

Income tax expense	1,394	1,367
Tax on adjustments to derive adjusted profit before tax	(14)	(170)
Adjusted income tax expense	1,380	1,197
Share of associates’ tax	73	145
Adjusted income tax expense for purposes of calculating adjusted tax rate	1,453	1,342

(Loss)/profit before tax	(492)	8,011
Adjustments to derive adjusted profit before tax[1]	5,833	(2,869)
Adjusted profit before tax	5,341	5,142
Add: Share of associates’ tax and non-controlling interest	120	185
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	5,461	5,327

Adjusted effective tax rate	26.6%	25.2%

Note:

1             See “(Loss)/earnings per share” below.

The adjusted effective tax rate for the financial year ending 31 March 2013 is expected to be in the mid 20’s. This is in line with the adjusted effective tax rate for the financial year ended 31 March 2012.

(Loss)/earnings per share

Adjusted earnings per share was 7.86 pence, an increase of 1.4% year-on-year, reflecting a reduction in shares arising from the Group’s share buyback programme partially offset by a higher tax charge. Basic loss per share was -4.01 pence (30 September 2011: earnings per share 13.06 pence), due to the £5.9 billion impairment charge recorded in the current financial period, with the prior financial period also benefiting from the profit on disposal of our 44% interest in SFR, both of which are excluded from adjusted earnings per share.

	Six months ended 30 September
	2012	2011
	£m	£m

(Loss)/profit attributable to equity shareholders	(1,977)	6,679

Pre-tax adjustments:
Impairment loss[1]	5,900	450
Other income and expense[2]	(4)	(3,414)
Non-operating income and expense	(1)	161
Investment income and financing costs[3]	(62)	(66)
	5,833	(2,869)

Taxation	14	170
Non-controlling interests	7	(18)
Adjusted profit attributable to equity shareholders	3,877	3,962

	Million	Million
Weighted average number of shares outstanding – basic	49,310	51,132
Weighted average number of shares outstanding – diluted	49,310	51,427

Notes:

1             The impairment charges of £5,900 million and £450 million in the six months ended 30 September 2012 and 2011 respectively did not result in any tax consequences.

2             Other income and expense for the six months ended 30 September 2011 included a £3,419 million gain on disposal of the Group’s 44% interest in SFR.

3             See note 1 in “Net financing costs” on page 10.

FINANCIAL RESULTS

Northern and Central Europe1

	Germany	UK	Other Northern and Central Europe	Eliminations	Northern and Central Europe	% change
	£m	£m	£m	£m	£m	£	Organic
30 September 2012
Voice revenue	1,412	1,122	1,714	–	4,248
Messaging revenue	417	638	385	–	1,440
Data revenue	796	454	406	–	1,656
Fixed line revenue	848	24	451	(7)	1,316
Other service revenue	155	173	94	(31)	391
Service revenue	3,628	2,411	3,050	(38)	9,051	(2.0)	1.5
Other revenue	263	181	162	–	606
Revenue	3,891	2,592	3,212	(38)	9,657	(1.5)	2.0
Direct costs	(837)	(635)	(1,043)	38	(2,477)
Customer costs	(880)	(812)	(497)	–	(2,189)
Operating expenses	(804)	(556)	(841)	–	(2,201)
EBITDA	1,370	589	831	–	2,790	(9.0)	(3.3)
Depreciation and amortisation:
Acquired intangibles	–	(3)	(43)	–	(46)
Purchased licences	(241)	(166)	(49)	–	(456)
Other	(429)	(288)	(467)	–	(1,184)
Adjusted operating profit	700	132	272	–	1,104	(19.7)	(9.9)

EBITDA margin	35.2%	22.7%	25.9%		28.9%

30 September 2011
Voice revenue	1,633	1,201	1,938	–	4,772
Messaging revenue	440	609	435	–	1,484
Data revenue	748	432	330	–	1,510
Fixed line revenue	932	22	114	–	1,068
Other service revenue	126	212	133	(65)	406
Service revenue	3,879	2,476	2,950	(65)	9,240
Other revenue	223	188	154	–	565
Revenue	4,102	2,664	3,104	(65)	9,805
Direct costs	(894)	(753)	(924)	65	(2,506)
Customer costs	(839)	(760)	(537)	–	(2,136)
Operating expenses	(817)	(518)	(761)	–	(2,096)
EBITDA	1,552	633	882	–	3,067

Depreciation and amortisation:
Acquired intangibles	–	–	(55)	–	(55)
Purchased licences	(274)	(166)	(56)	–	(496)
Other	(447)	(282)	(414)	–	(1,143)
Share of result in associates	–	–	1	–	1
Adjusted operating profit	831	185	358	–	1,374

EBITDA margin	37.8%	23.8%	28.4%		31.3%

Change at constant exchange rates	%	%	%
Voice revenue	(5.0)	(6.6)	(2.9)
Messaging revenue	4.2	4.8	(2.9)
Data revenue	16.9	5.1	35.1
Fixed line revenue	(0.1)	9.1	331.4
Other service revenue	35.0	(18.4)	(23.3)
Service revenue	2.7	(2.6)	13.4
Other revenue	29.2	(3.7)	16.3
Revenue	4.2	(2.7)	13.6
Direct costs	(2.8)	(15.7)	(23.6)
Customer costs	(15.2)	6.8	(1.7)
Operating expenses	(8.1)	7.3	(21.3)
EBITDA	(3.1)	(7.0)	3.6
Depreciation and amortisation:
Acquired intangibles	–	–	15.1
Purchased licences	3.2	–	5.6
Other	(5.2)	2.1	(24.6)
Share of result in associates	–	–	(54.7)
Adjusted operating profit	(7.5)	(28.6)	(16.5)

EBITDA margin movement (pps)	(2.6)	(1.1)	(2.5)

Note:

1             The Group revised its segment structure on 1 August 2012. See “Group structure” on page 38.

FINANCIAL RESULTS

Revenue decreased by -1.5% including a 6.9 percentage point impact from adverse foreign exchange rate movements. On an organic basis service revenue increased by 1.5%*, with the growth rate for Q2 being 1.7* percentage points lower than in Q1 primarily due to macroeconomic weakness in some markets and competitive pricing pressures, partially offset by growth in data revenue. Growth in Germany and Turkey was partially offset by declines in most other markets, in particular, the UK and the Netherlands.

EBITDA declined by -9.0%, including a 7.0 percentage point impact from adverse foreign exchange rate movements. On an organic basis EBITDA decreased by -3.3%*, resulting from a reduction in service revenue in most markets and higher customer investment due to the increased penetration of smartphones.

	Organic	Other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – Northern and Central Europe	2.0	3.4	(6.9)	(1.5)

Service revenue
Germany	3.0	(0.3)	(9.2)	(6.5)
UK	(2.1)	(0.5)	–	(2.6)
Other Northern and Central Europe	3.0	10.4	(10.0)	3.4
Northern and Central Europe	1.5	3.3	(6.8)	(2.0)

EBITDA
Germany	(3.4)	0.3	(8.6)	(11.7)
UK	(7.5)	0.5	–	(7.0)
Other Northern and Central Europe	0.4	3.2	(9.4)	(5.8)
Northern and Central Europe	(3.3)	1.3	(7.0)	(9.0)

Adjusted operating profit
Germany	(8.1)	0.6	(8.3)	(15.8)
UK	(30.5)	1.9	–	(28.6)
Other Northern and Central Europe	(1.6)	(14.9)	(7.5)	(24.0)
Northern and Central Europe	(9.9)	(3.0)	(6.8)	(19.7)

Germany

Service revenue increased by 3.0%* with strong growth in data, wholesale and enterprise revenue more than offsetting the competitive pressures in the market, particularly in consumer prepaid and fixed line. Data revenue grew by 16.9%* driven by higher smartphone penetration and an increase in smartphones sold with a data bundle. Significant customer wins contributed to enterprise revenue growth of 5.7%*. Wholesale revenue grew significantly driven by customer acquisitions supported by the launch of new services by our partners during Q1. New consumer prepaid tariffs were introduced in April 2012 in reaction to continued competitive pressures.

The roll out of LTE has continued and we now have 232,000 fixed line substitution customers and 28,000 LTE enabled mobile devices using the service in both rural and urban areas. Approximately 3,700 base stations had been upgraded to LTE at 30 September 2012, providing around 46% household coverage.

EBITDA declined by -3.4%*, with a -2.9* percentage point decline in EBITDA margin, as the higher revenue and a one-off benefit from a legal settlement during the second quarter were offset by restructuring costs, and investment in customer acquisition and retention.

UK

Service revenue decreased by -2.1%* driven by macroeconomic weakness and competitive pressures partially offset by an increase in data revenue and the success of integrated tariffs. Macroeconomic pressures continue to impact consumer confidence adversely and, in turn, reduce out-of-bundle revenue. In addition, there has been significant pressure resulting from competitors introducing a number of new unlimited tariffs during Q4 of the 2012 financial year. In response, new ‘Vodafone Red’ integrated tariffs were launched during the period. Data revenue grew by 5.0%* due to higher smartphone penetration and growth in smartphones sold with a data bundle.

EBITDA decreased by -7.5%*, with a -1.4* percentage point decline in the EBITDA margin, due to higher retention costs associated with smartphones, partially offset by interconnect cost reductions driven by lower MTRs.

FINANCIAL RESULTS

Other Northern and Central Europe

Service revenue increased by 3.0%* as growth in Turkey more than offset declines in the rest of Other Northern and Central Europe. Service revenue in Turkey increased by 18.3%* resulting from continuing expansion of the contract customer base, strong growth in data revenue driven by mobile internet and higher smartphone penetration, strong growth in incoming traffic and an increase in enterprise revenue. In the Netherlands, service revenue declined by -1.9%*, mainly due to the impact of a network outage in April 2012 following a fire in Rotterdam as well as the impact of MTR cuts. CWW contributed £307 million of fixed line revenue since it was acquired on 27 July 20121. We have aligned the accounting policies of CWW to Vodafone policies which has resulted in certain revenue and costs in relation to some CWW contracts, which were accounted for gross, being reported on a net basis. The impact in the period of this policy alignment was a reduction in revenue of approximately £15 million.

EBITDA grew by 0.4%*, with strong growth in Turkey being offset by declines in other markets. The growth in Turkey was driven by the increase in scale and cost management.

Note:

1      The results of CWW are included within the reported results from the date of acquisition, however, they are excluded from the organic results. See note 4 on page 46 for further information.

FINANCIAL RESULTS

Southern Europe1

	Italy	Spain	Other Southern Europe	Eliminations	Southern Europe	% change
	£m	£m	£m	£m	£m	£	Organic
30 September 2012
Voice revenue	1,214	1,132	597	–	2,943
Messaging revenue	357	99	75	–	531
Data revenue	349	341	110	–	800
Fixed line revenue	272	160	34	–	466
Other service revenue	78	126	45	(11)	238
Service revenue	2,270	1,858	861	(11)	4,978	(18.1)	(9.8)
Other revenue	158	109	134	(1)	400
Revenue	2,428	1,967	995	(12)	5,378	(17.5)	(9.1)
Direct costs	(542)	(429)	(231)	11	(1,191)
Customer costs	(366)	(555)	(166)	1	(1,086)
Operating expenses	(487)	(448)	(263)	–	(1,198)
EBITDA	1,033	535	335	–	1,903	(23.0)	(15.1)

Depreciation and amortisation:
Purchased licences	(50)	(5)	(11)	–	(66)
Other	(293)	(283)	(157)	–	(733)
Share of result in associates	–	–	1	–	1
Adjusted operating profit	690	247	168	–	1,105	(29.7)	(22.1)

EBITDA margin	42.5%	27.2%	33.7%		35.4%

30 September 2011
Voice revenue	1,595	1,560	725	–	3,880
Messaging revenue	443	156	85	–	684
Data revenue	354	310	112	–	776
Fixed line revenue	317	165	38	–	520
Other service revenue	74	112	51	(16)	221
Service revenue	2,783	2,303	1,011	(16)	6,081
Other revenue	122	208	105	(1)	434
Revenue	2,905	2,511	1,116	(17)	6,515
Direct costs	(664)	(527)	(223)	16	(1,398)
Customer costs	(328)	(815)	(181)	1	(1,323)
Operating expenses	(551)	(488)	(282)	–	(1,321)
EBITDA	1,362	681	430	–	2,473

Depreciation and amortisation:
Purchased licences	(54)	(4)	(18)	–	(76)
Other	(332)	(316)	(177)	–	(825)
Adjusted operating profit	976	361	235	–	1,572

EBITDA margin	46.9%	27.1%	38.5%		38.0%

Change at constant exchange rates	%	%	%
Voice revenue	(16.5)	(20.2)	(9.9)
Messaging revenue	(11.4)	(30.5)	(2.5)
Data revenue	8.3	20.6	9.0
Fixed line revenue	(5.6)	6.5	(3.2)
Other service revenue	16.4	23.5	(4.0)
Service revenue	(10.4)	(11.4)	(6.6)
Other revenue	41.5	(42.3)	41.5
Revenue	(8.2)	(13.9)	(2.1)
Direct costs	10.5	10.8	(14.3)
Customer costs	(22.7)	25.1	(0.7)
Operating expenses	2.9	(0.9)	(2.0)
EBITDA	(16.7)	(13.7)	(14.6)

Depreciation and amortisation:
Purchased licences	(1.4)	(47.0)	32.2
Other	3.1	1.5	3.7
Share of result in associates	–	–	375.8
Adjusted operating profit	(22.3)	(25.0)	(21.2)

EBITDA margin movement (pps)	(4.3)	0.1	(4.9)

Note:

1             The Group revised its segment structure on 1 August 2012. See “Group structure” on page 38.

FINANCIAL RESULTS

Revenue decreased by -17.5% including an 8.2 percentage point impact from adverse foreign exchange rate movements. On an organic basis service revenue declined by -9.8%* primarily due to the impact of MTR cuts, competitive pricing pressures and continued macroeconomic weakness, partially offset by growth in data revenue. Revenue declined in all of the major markets in the region.

EBITDA declined by -23.0%, including a 7.5 percentage point impact from adverse foreign exchange rate movements. On an organic basis EBITDA decreased by -15.1%*, resulting from the reduction in service revenue in most markets.

	Organic	Other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – Southern Europe	(9.1)	(0.2)	(8.2)	(17.5)

Service revenue
Italy	(10.2)	(0.2)	(8.0)	(18.4)
Spain	(11.0)	(0.4)	(7.9)	(19.3)
Other Southern Europe	(6.0)	(0.6)	(8.2)	(14.8)
Southern Europe	(9.8)	(0.3)	(8.0)	(18.1)

EBITDA
Italy	(16.6)	(0.1)	(7.5)	(24.2)
Spain	(12.7)	(1.0)	(7.7)	(21.4)
Other Southern Europe	(13.8)	(0.8)	(7.5)	(22.1)
Southern Europe	(15.1)	(0.4)	(7.5)	(23.0)

Adjusted operating profit
Italy	(22.2)	(0.1)	(7.0)	(29.3)
Spain	(23.3)	(1.7)	(6.6)	(31.6)
Other Southern Europe	(19.9)	(1.3)	(7.3)	(28.5)
Southern Europe	(22.1)	(0.6)	(7.0)	(29.7)

Italy

Service revenue declined by -10.2%* as a result of intense competition and customers reducing or optimising their spend on tariffs due to the weak macroeconomic environment, as well as the impact of an MTR cut effective 1 July 2012. Data revenue grew by 8.3%* resulting from higher smartphone penetration and integrated tariffs which were refreshed in June 2012. Enterprise revenue declined due to the impact of the macroeconomic environment, although Vodafone One Net continued to perform well. Fixed line revenue, declined by -5.6%*, mainly due to a reduction in the non-ULL customer base.

EBITDA decreased by -16.6%*, and EBITDA margin declined by -4.4* percentage points, resulting from a reduction in service revenue and investment in mobile customer acquisition and retention, partially offset by operating cost efficiencies such as site sharing agreements and the outsourcing of network maintenance.

Spain

Service revenue declined by -11.0%* impacted by macroeconomic weakness and high unemployment, which has dented consumer confidence. Customers have continued to reduce or optimise their spend on tariffs. Data revenue grew strongly by 20.6%*, benefiting from increased smartphone penetration and integrated tariffs. Fixed line revenue grew by 6.5%*, primarily driven by broadband and fixed wholesale agreements. Following the reduction of certain handset subsidies during Q1, we reintroduced subsidies on a promotional basis during Q2, albeit at a lower level than last year.

EBITDA declined by -12.7%* due to the reduction in service revenue. EBITDA margin improved by 0.3* percentage points primarily due to customer cost efficiencies.

Other Southern Europe

Service revenue decreased by -6.0%* as growth in Albania and Malta was more than offset by declines in Greece and Portugal. Service revenue in Greece declined by -9.6%*, driven by the challenging macroeconomic environment and the impact of an MTR cut effective in August 2012. In Portugal service revenue declined by -7.2%*, driven by the macroeconomic environment, price competition and a reduction in MTRs.

EBITDA declined by -13.8%*, primarily driven by service revenue declines in Greece and Portugal partially offset by operating cost efficiencies.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific

	India	Vodacom	Other Africa, Middle East and Asia Pacific	Eliminations	Africa, Middle East and Asia Pacific	% change
	£m	£m	£m	£m	£m	£	Organic
30 September 2012
Voice revenue	1,582	1,580	1,129	–	4,291
Messaging revenue	74	133	209	–	416
Data revenue	168	364	248	–	780
Fixed line revenue	9	91	99	–	199
Other service revenue	186	122	60	(1)	367
Service revenue	2,019	2,290	1,745	(1)	6,053	(5.1)	5.2
Other revenue	19	367	151	–	537
Revenue	2,038	2,657	1,896	(1)	6,590	(4.6)	5.6
Direct costs	(618)	(505)	(591)	1	(1,713)
Customer costs	(102)	(661)	(282)	–	(1,045)
Operating expenses	(741)	(552)	(543)	–	(1,836)
EBITDA	577	939	480	–	1,996	(0.2)	10.6

Depreciation and amortisation:
Acquired intangibles	(146)	(123)	(19)	–	(288)
Purchased licences	(37)	(1)	(59)	–	(97)
Other	(310)	(234)	(298)	–	(842)
Share of result in associates	–	–	23	–	23
Adjusted operating profit	84	581	127	–	792	28.2	40.5

EBITDA margin	28.3%	35.3%	25.3%		30.3%

30 September 2011
Voice revenue	1,621	1,740	1,200	–	4,561
Messaging revenue	107	147	220	–	474
Data revenue	176	348	233	–	757
Fixed line revenue	6	108	99	–	213
Other service revenue	185	117	69	–	371
Service revenue	2,095	2,460	1,821	–	6,376
Other revenue	22	354	156	–	532
Revenue	2,117	2,814	1,977	–	6,908
Direct costs	(629)	(569)	(601)	–	(1,799)
Customer costs	(113)	(697)	(326)	–	(1,136)
Operating expenses	(840)	(614)	(518)	–	(1,972)
EBITDA	535	934	532	–	2,001

Depreciation and amortisation:
Acquired intangibles	(172)	(209)	(25)	–	(406)
Purchased licences	(44)	(1)	(56)	–	(101)
Other	(328)	(254)	(305)	–	(887)
Share of result in associates	–	–	11	–	11
Adjusted operating (loss)/profit	(9)	470	157	–	618

EBITDA margin	25.3%	33.2%	26.9%		29.0%

Change at constant exchange rates
	%	%	%
Voice revenue	14.9	2.3	(5.2)
Messaging revenue	(18.6)	3.0	(4.9)
Data revenue	12.4	19.1	7.0
Fixed line revenue	79.3	(19.0)	6.0
Other service revenue	18.5	14.1	(14.0)
Service revenue	13.5	4.2	(3.4)
Other revenue	3.2	17.9	(3.3)
Revenue	13.4	5.9	(3.4)
Direct costs	(15.5)	3.9	0.5
Customer costs	(7.0)	(8.5)	13.2
Operating expenses	(3.9)	0.4	(6.7)
EBITDA	27.1	14.5	(10.2)

Depreciation and amortisation:
Acquired intangibles	–	32.5	19.3
Purchased licences	(0.8)	(19.7)	(2.7)
Other	(11.2)	(1.9)	0.7
Share of result in associates	–	–	91.5
Adjusted operating profit	NM1	42.6	(23.2)

EBITDA margin movement (pps)	3.0	2.6	(1.9)

Note:

1                      Percentage movement is considered “not meaningful” due to the change from an adjusted operating loss to an adjusted operating profit.

FINANCIAL RESULTS

Revenue declined by -4.6% including a 9.7 percentage point adverse impact from foreign exchange rate movements, particularly the Indian rupee and the South African rand. On an organic basis service revenue grew by 5.2%* driven by customer and data revenue growth, partially offset by the impact of MTR reductions and competitive pressures. Growth was led by strong performances in India, Vodacom, Egypt, Ghana and Qatar, offset by service revenue declines in Australia and New Zealand.

EBITDA declined by -0.2% after a 10.6 percentage point adverse impact from foreign exchange rate movements. On an organic basis, EBITDA grew by 10.6%* driven primarily by strong growth in India, Vodacom and Egypt as well as improved contributions from Ghana and Qatar, offset in part by declines in Australia and New Zealand.

	Organic	Other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – AMAP	5.6	(0.5)	(9.7)	(4.6)

Service revenue
India	13.5	–	(17.1)	(3.6)
Vodacom	5.4	(1.2)	(11.1)	(6.9)
Other Africa, Middle East and Asia Pacific	(3.3)	(0.1)	(0.8)	(4.2)
AMAP	5.2	(0.5)	(9.8)	(5.1)

EBITDA
India	27.2	(0.1)	(19.2)	7.9
Vodacom	14.8	(0.3)	(14.0)	0.5
Other Africa, Middle East and Asia Pacific	(10.2)	–	0.4	(9.8)
AMAP	10.6	(0.2)	(10.6)	(0.2)

Adjusted operating profit
India	NM1	NM1	NM1	NM1
Vodacom	42.9	(0.3)	(19.0)	23.6
Other Africa, Middle East and Asia Pacific	(23.0)	(0.2)	4.1	(19.1)
AMAP	40.5	(0.3)	(12.0)	28.2

Note:

1                        Percentage movement is considered “not meaningful” due to the change from an adjusted operating loss to an adjusted operating profit.

India

Service revenue grew by 13.5%* driven by a 5.3% increase in the closing customer base, strong growth in incoming and outgoing mobile voice minutes and 2.0%* growth in the effective outgoing rate per minute. Growth in Q2 was 5.2* percentage points lower than the previous quarter. Customer growth in Q2 slowed as customer acquisition costs were reduced, lowering the level of multiple SIM activation, which had a positive effect on margin. At the same time, the anniversary of the introduction of SMS termination fees in Q2 of the prior financial year has also impacted second quarter growth.

For H1 as a whole, growth was impacted by the introduction of new regulations on the charging of access fees, and the marketing of integrated tariffs and value-added services. There was also a lower rate of growth at Indus Towers following a slow down in tenancies from new entrants and a change in the pricing structure for some existing customers. Data revenue growth of 12.4%* was suppressed by the regulatory impact on marketing integrated tariffs and value-added services. At 30 September 2012 active data customers totalled 32.0 million including approximately 2.1 million 3G data customers.

EBITDA grew by 27.2%*, with a 3.0* percentage point increase in EBITDA margin, driven by the increase in revenue, increased operating cost efficiency and the impact of lower customer acquisition costs, partially offset by increased interconnection costs.

FINANCIAL RESULTS

Vodacom

Service revenue grew by 5.4%* mainly driven by growth in Tanzania, the Democratic Republic of Congo (‘DRC’) and Mozambique. In South Africa, service revenue increased by 1.3%* primarily due to growth in data revenue and the success of prepaid promotions. Data revenue in South Africa grew by 13.5%*, with higher smartphone penetration and data bundles offsetting continued pricing pressure. On 10 October 2012 Vodacom announced the commercial launch of South Africa’s first LTE network, with 500 LTE sites planned to be operational by 31 March 2013.

Vodacom’s mobile operations outside South Africa delivered strong service revenue growth of 34.1%*1, driven by a larger customer base and stable pricing. During Q2, Vodacom DRC became the first operator to launch 3G services in the DRC. M-Pesa continues to perform well in Tanzania with approximately 4.2 million active users.

EBITDA increased by 14.8%*, with a 2.5* percentage point increase in EBITDA margin, driven by service revenue growth, continued focus on operating cost efficiencies and stable customer acquisition costs as a percentage of revenue.

Other AMAP

Organic service revenue decreased by -3.3%* with growth in Egypt, Ghana and Qatar more than offset by revenue declines in Australia and New Zealand. In Australia service revenue declined by -14.8%* as a result of the continued weakness in brand perception and MTR cuts. In Egypt service revenue increased by 4.0%* driven by an 8.4% increase in the closing customer base, strong data revenue growth of 31.0%* and fixed line revenue growth of 22.7%*. In Qatar service revenue grew by 24.8%*, due to growth in the closing customer base of 15.1% and revised data pricing driving data revenue growth of 226.6%*. In Ghana, continued strong growth in the customer base and the success of promotional offers led to service revenue growth of 20.8%*.

EBITDA declined by -10.2%*, with a -2.0* percentage points decrease in EBITDA margin, driven by the service revenue decline in Australia and New Zealand, partially offset by growth in Egypt, Qatar and Ghana.

Note:

1                        Excludes Vodacom Business Africa.

FINANCIAL RESULTS

Non-Controlled Interests

Verizon Wireless1 2

	Six months ended 30 September
	2012	2011	% change
	£m	£m	£	Organic
Service revenue	9,671	8,741	10.6	8.0
Revenue	10,703	9,728	10.0	7.4
EBITDA	4,493	3,848	16.8	14.0
Interest	(13)	(108)	(88.0)
Tax[2]	(62)	(141)	(56.0)
Group’s share of result in VZW	3,197	2,451	30.4	27.4
KPIs (100% basis)
Retail connections (‘000)[3]	95,899	90,708
Average monthly ARPA (US$)[4]	146.0	136.5
Retail churn	13.7%	14.8%

In the United States, VZW reported 2.9 million net mobile retail connection additions in the six month period, bringing its closing mobile retail connection base to 95.9 million, up 5.7%.

Service revenue growth of 8.0%* continues to be driven by the expanding connections base and increased penetration of high-value smartphones. More than 13% of VZW’s retail postpaid base are now on “Share Everything” plans that were introduced in June 2012.

EBITDA margin remained strong despite the competitive challenges and macroeconomic environment. Efficiencies in operating expenses and lower direct costs as a percentage of service revenue have been partly offset by a higher level of acquisition and retention costs reflecting the increased demand for high-value smartphones.

VZW’s 4G LTE service is now available to more than 250 million people in 419 markets across the United States, carrying over 35% of its total data traffic.

VZW’s net debt at 30 September 2012 totalled US$1.9 billion5 (31 March 2012: net debt US$6.4 billion5). During H1 VZW completed the acquisition of certain spectrum licences for US$3.7 billion (net), which will be used to provide additional LTE capacity.

Notes:

1           All amounts represent the Group’s share based on its 45% equity interest, unless otherwise stated.

2           The Group’s share of the tax attributable to VZW relates only to the corporate entities held by the VZW partnership and certain US state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

3           The definition of “connections” reported by VZW is the same as “customers” as reported by Vodafone.

4           Average revenue per account.

5           Net debt excludes pending credit card receipts. Comparatives are presented on a comparable basis.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
	2012	2012	2011	2011
	£m	£m	£m	£m	%

EBITDA		6,647		7,532	(11.7)
Working capital		(533)		(533)
Other		78		70
Cash generated by operations		6,192		7,069	(12.4)
Cash capital expenditure[1]		(3,017)		(3,349)
Capital expenditure	(2,516)		(2,618)
Working capital movement in respect of capital expenditure	(501)		(731)
Disposal of property, plant and equipment		54		42
Operating free cash flow		3,229		3,762	(14.2)
Taxation		(1,291)		(1,043)
Dividends received from associates and investments[2]		1,119		735
Dividends paid to non-controlling shareholders in subsidiaries		(247)		(199)
Interest received and paid		(632)		(639)
Free cash flow		2,178		2,616	(16.7)
Tax settlement		(100)		(100)
Licence and spectrum payments		(346)		(264)
Acquisitions and disposals[3]		(1,297)		6,674
Equity dividends paid		(3,193)		(3,102)
Purchase of treasury shares		(1,126)		(1,813)
Foreign exchange		909		135
Other[4]		1,436		(535)
Net debt (increase)/decrease		(1,539)		3,611
Opening net debt		(24,425)		(29,858)
Closing net debt		(25,964)		(26,247)	(1.1)

Notes:

1           Cash capital expenditure comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the period.

2           Dividends received from associates and investments for the six months ended 30 September 2012 includes £1,114 million (2011: £554 million) tax distribution from the Group’s 45% interest in VZW. In the six months ended 30 September 2011 a final dividend of £178 million was received from SFR prior to the completion of the disposal of the Group’s 44% interest.

3           Acquisitions and disposals for the six months ended 30 September 2012 primarily included the £1,050 million payment in relation to the acquisition of the entire share capital of CWW and £243 million in respect of convertible bonds acquired as part of the CWW acquisition. The six months ended 30 September 2011 primarily included £6,805 million proceeds from the sale of the Group’s 44% interest in SFR and excluded the £2,588 million payment in relation to the purchase of non-controlling interests in Vodafone India.

4           Other for the six months ended 30 September 2012 primarily included the remaining £1,499 million consideration from the disposal of our SoftBank Mobile Corp. interests in November 2010. The six months ended 30 September 2011 primarily included £2,301 million movement in the written put options in relation to India offset by the £2,588 million payment in relation to the purchase of non-controlling interests in Vodafone India.

Cash generated by operations decreased by -12.4% to £6.2 billion, primarily driven by lower EBITDA.

Free cash flow decreased by -16.7% to £2.2 billion primarily due to lower EBITDA and higher payments for taxation, partially offset by lower cash capital expenditure, working capital movements and higher dividends received from associates and investments.

Cash capital expenditure decreased by -£0.3 billion primarily driven by working capital movements.

Payments for taxation increased by 23.8% to £1.3 billion primarily due to reduced accelerated depreciation benefits in the United States.

Dividends received from associates and investments increased by £0.4 billion due to the receipt of higher tax distributions from VZW to cover the higher tax liabilities in the United States, partially offset by the loss of dividend following the disposal of our 44% interest in SFR in June 2011. Net interest payments were stable at £0.6 billion.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

	30 September	31 March
	2012	2012
	£m	£m

Cash and cash equivalents	4,293	7,138

Short-term borrowings
Bonds	(1,865)	(1,289)
Commercial paper[1]	(1,741)	(2,272)
Put options over non-controlling interests	(838)	–
Bank loans	(1,752)	(1,635)
Other short-term borrowings[2]	(2,436)	(1,062)
	(8,632)	(6,258)

Long-term borrowings
Put options over non-controlling interests	(75)	(840)
Bonds, loans and other long-term borrowings	(26,808)	(27,522)
	(26,883)	(28,362)

Other financial instruments[3]	5,258	3,057
Net debt	(25,964)	(24,425)

Notes:

1           At 30 September 2012 US$1,641 million was drawn under the US commercial paper programme; €581 million, £10 million, ¥4,981 million and US$343 million were drawn under the euro commercial paper programme.

2           At 30 September 2012 the amount includes £1,298 million (31 March 2012: £980 million) in relation to cash received under collateral support agreements.

3           Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (30 September 2012: £2,632 million; 31 March 2012: £2,959 million) and trade and other payables (30 September 2012: £337 million; 31 March 2012: £889 million); and ii) short-term investments primarily in index linked government bonds and a managed investment fund included as a component of other investments (30 September 2012: £2,963 million; 31 March 2012: £987 million).

Net debt increased by £1.5 billion to £26.0 billion, primarily due to the acquisition of the entire share capital of CWW, equity dividend payments, share buybacks and the lower cash generated by operations partially offset by the receipt of the remaining consideration from the disposal of the Group’s SoftBank Mobile Corp. interests in November 2010.

The following table sets out the Group’s undrawn committed bank facilities:

		30 September
		2012
	Maturity	£m
US$4.2 billion committed revolving credit facility provided by 30 banks1 2	March 2017	2,628
€4.2 billion committed revolving credit facility provided by 31 banks[1]	July 2015	3,372
Other committed credit facilities	Various	996
Undrawn committed facilities		6,996

Notes:

1           Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5 billion, respectively.

2           US$155 million of this facility matures March 2016.

The Group’s £1,741 million of commercial paper maturing within one year is covered 4.0 times by the £6,996 million of undrawn credit facilities. In addition, the Group has historically generated significant amounts of free cash flow which can be allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium-term note (‘EMTN’) programme and a US shelf registration programme which are used to meet medium- to long-term funding requirements. At 30 September 2012 the total amounts in issue under these programmes split by currency were US$15.2 billion, £2.5 billion, €8.9 billion and £0.2 billion sterling equivalent of other currencies.

LIQUIDITY AND CAPITAL RESOURCES

At 30 September 2012 the Group had bonds outstanding with a nominal value of £19.1 billion (31 March 2012: £18.3 billion). In the six months ended 30 September 2012 the following bonds were issued:

Date issued	Maturity	Currency	Amount million	Sterling equivalent million	Programme

26 September 2012	26 September 2017	US$	1,000	619	US shelf
26 September 2012	26 September 2022	US$	1,000	619	US shelf

Dividends

In May 2010 the directors issued a dividend per share growth target of at least 7% per annum for each of the financial years in the period ending 31 March 2013.

Accordingly, the directors have announced an interim dividend per share of 3.27 pence, representing a 7.2% increase over the prior financial year’s interim dividend.

The ex-dividend date for the interim dividend is 21 November 2012 for ordinary shareholders, the record date is 23 November 2012 and the dividend is payable on 6 February 2013. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company no longer pays dividends by cheque. Ordinary shareholders who have not already done so should provide appropriate bank account details to the Company’s Registrars: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY.

Share buyback programmes

Following the disposal of the Group’s entire 44% interest in SFR to Vivendi on 16 June 2011, the Group initiated a £4.0 billion share buyback programme which was completed on 6 August 2012. Details of the shares purchased since 31 March 2012, including those purchased under irrevocable instructions, are shown below:

	Number of shares purchased[1]	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buyback programme[2]		Maximum value of shares that may yet be purchased under the programme[3]
Date of share purchase		Pence			£m
April 2012	149,800,000	1.73	1,857,499,938		836
May 2012	157,800,000	1.71	2,015,299,938		566
June 2012	144,100,000	1.76	2,159,399,938		313
July 2012	137,400,000	1.82	2,296,799,938		63
August 2012	33,239,637	1.89	2,330,039,575		–
Total		1.72	2,330,039,575	[4]

Notes:

1    The nominal value of shares purchased is 11 3/7 US cents each.

2    No shares were purchased outside the publicly announced share buyback programme.

3    In accordance with authorities granted by shareholders in general meeting.

4    The total number of shares purchased represents 4.7% of our issued share capital, excluding treasury shares, at 12 November 2012.

Option agreements and similar arrangements

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in India and the United States.

Details of the option agreements in relation to India and the United States are available on page 59 of the Group’s annual report for the year ended 31 March 2012.

OTHER SIGNIFICANT DEVELOPMENTS

Indian tax

In January 2012 the Indian Supreme Court handed down its judgment, holding that Vodafone International Holdings BV’s (‘VIHBV’) interpretation of the Income Tax Act 1961 was correct, that the Hutchison Telecommunications International Limited group (‘HTIL’) transaction in 2007 was not taxable in India, and that, consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Indian Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 20 March 2012 the Indian government returned VIHBV’s deposit of INR 25 billion (£356 million) and released the guarantee for INR 85 billion (£1.2 billion), which was based on the demand for payment issued by the Indian tax authority in October 2010 for tax of INR 79 billion (£0.9 billion) plus interest.

On 16 March 2012 the Indian government introduced proposed legislation (Finance Bill 2012) purporting to overturn the Indian Supreme Court judgment in VIHBV’s favour with retrospective effect back to 1962.

On 17 April 2012 VIHBV filed a trigger notice under the Dutch-India Bilateral Investment Treaty (‘BIT’) signalling its intent to invoke arbitration under the BIT should the new laws be enacted.

The Finance Bill 2012 received Presidential assent and became law on 28 May 2012 (Finance Act 2012). The legislation is intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withholding tax.

The Indian Government has commissioned a committee of experts (Shome committee) consisting of academics, and current and former Indian government officials to examine, and make recommendations in respect of, aspects of the Finance Act 2012 including the retrospective taxation of transactions such as VIHBV’s transaction with HTIL referred to above. On 10 October 2012 the Shome committee published its draft report for comment. The draft report concluded that tax legislation in the Finance Act 2012 should only be applied prospectively or, if applied retrospectively, that only a seller who made a gain should be liable and in that case without any liability for interest or penalties. The Shome committee’s final report was submitted to the Government of India on 31 October 2012, but neither the final report nor any indication of how the Government of India intends to respond has yet been made public.

No further demand for taxation has been received by VIHBV to date and the separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, remain pending despite the issue having been ruled upon by the Indian Supreme Court.

Should further demand for taxation be received by VIHBV or any member of the Group as a result of the new retrospective legislation, the Group believes it is probable that it will be able to make a successful claim under the BIT, which will not result in an outflow of economic benefits from the Group.

The Group did not carry a provision for the litigation or in respect of the retrospective legislation at 30 September 2012 or at previous reporting dates.

Additional details on this matter are available under “Legal proceedings” on page 138 of the Group’s annual report for the year ended 31 March 2012.

RISK FACTORS

There are a number of risk factors and uncertainties that could have a significant effect on the Group’s financial performance including the following:

•             regulatory decisions and changes in the regulatory environment could adversely affect our business;

•             we could suffer loss of consumer confidence and/or legal action due to a failure to protect our customer information;

•             our business could be adversely affected by a failure or significant interruption to telecommunications networks;

•             technological advances in handsets and use of alternative communication services may result in less demand for our traditional service offerings;

•             increased competition may reduce our market share and profitability;

•             our business may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile phones, transmitters and associated equipment;

•             one or more countries may exit the eurozone. Given the significance of the Group’s operations in Europe, further detail is provided below;

•             we may be unable to obtain additional/renew sufficient spectrum with an adequate return;

•             we may not satisfactorily resolve major tax disputes;

•             a malicious attack on our network may be successful and disrupt our services or compromise our data; and

•             changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

Any of the above and/or changes in assumptions underlying the carrying value of certain Group assets could result in asset impairments.

Further information in relation to these risk factors and uncertainties, which have not changed substantially since 31 March 2012, can be found on pages 51 to 52 of the Group’s annual report for the year ended 31 March 2012 which can be found at www.vodafone.com/investor.

Eurozone risk

Conditions in the eurozone have resulted in a higher risk of disruption and business risk from high currency volatility and/or the potential of an exit of one or more countries from the euro. We regularly review policies and procedures to minimise the Group’s economic exposure and to preserve our ability to operate in a range of potential conditions that may exist in the event of one or more of these future events.

Operational risks and planning

The significant areas of operational risk for the Group are investment risk, particularly in relation to the management of the counterparties holding our cash and liquid investments; trading risks primarily in relation to procurement and related contractual matters; and business continuity risks focused on cash management in the event of disruption to banking systems. Further detail on each of these can be found on page 53 of the Group’s annual report for the year ended 31 March 2012. In the six months ended 30 September 2012 work has continued on each of these areas with a focus on more detailed activities and planning in relevant companies. We will continue to evaluate these areas in response to changing conditions in the eurozone.

Currency related risk

Our markets in Greece, Ireland, Italy, Portugal and Spain continue to be the most directly impacted by the current market conditions and in order of contribution represent 16% (Italy), 8% (Spain), 3% (Portugal) and 3% (Ireland and Greece combined) of the Group’s EBITDA for the six months ended 30 September 2012. An average 3% decline in the sterling equivalent of these combined geographical markets due to currency revaluation would reduce the Group’s EBITDA by approximately £50 million over the course of six months. Our foreign currency earnings are diversified through our 45% equity interest in VZW, which operates in the United States and generates its earnings in US dollars. VZW, which is equity accounted, contributed 51.8% of the Group’s adjusted operating profit for the six months ended 30 September 2012.

Risk of changes in carrying amounts of assets

The main potential short-term financial statement impact of the current economic uncertainties is the potential impairment of non-financial and financial assets. The Group has significant amounts of goodwill, other intangible assets and property, plant and equipment allocated to, or held by, companies operating within the eurozone. We have performed impairment testing in certain geographical markets in Europe at 30 September 2012 and identified aggregate impairment charges of £5.9 billion in relation to Vodafone Italy and Vodafone Spain. Further details are provided in note 3 to the unaudited condensed consolidated financial statements.

RISK FACTORS

Our operating companies in Greece, Ireland, Italy, Portugal and Spain have billed and unbilled trade receivables totalling £1.9 billion. IFRS contains specific requirements for impairment assessments of financial assets and we have a range of credit exposures and provisions for doubtful debts that are generally made by reference to consistently applied methodologies overlaid with judgments determined on a case-by-case basis reflecting the specific facts and circumstances of the receivable.

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•             the unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”; and

•            the interim management report includes a fair review of the information required by Disclosure and Transparency Rule 4.2.7R and Disclosure and Transparency Rule 4.2.8R.

Neither the Company nor the directors accept any liability to any person in relation to the half-year financial report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Group General Counsel and Company Secretary

13 November 2012

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
		2012	2011
	Note	£m	£m

Revenue	2	21,780	23,520
Cost of sales		(14,760)	(15,794)
Gross profit		7,020	7,726
Selling and distribution expenses		(1,631)	(1,658)
Administrative expenses		(2,440)	(2,554)
Share of result in associates		3,221	2,521
Impairment loss	3	(5,900)	(450)
Other income and expense		4	3,414
Operating profit	2	274	8,999
Non-operating income and expense		1	(161)
Investment income		187	226
Financing costs		(954)	(1,053)
(Loss)/profit before taxation		(492)	8,011
Income tax expense	4	(1,394)	(1,367)
(Loss)/profit for the financial period		(1,886)	6,644

Attributable to:
- Equity shareholders		(1,977)	6,679
- Non-controlling interests		91	(35)
		(1,886)	6,644

(Loss)/earnings per share
- Basic	5	(4.01p )	13.06p
- Diluted	5	(4.01p )	12.99p

Consolidated statement of comprehensive (loss)/income

	Six months ended 30 September
	2012	2011
	£m	£m

(Losses)/gains on revaluation of available-for-sale investments, net of tax	(112)	54
Foreign exchange translation differences, net of tax	(2,413)	(2,029)
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	38	(207)
Foreign exchange losses/(gains) transferred to the income statement	1	(585)
Other, net of tax	(18)	(26)
Other comprehensive loss	(2,504)	(2,793)
(Loss)/profit for the financial period	(1,886)	6,644
Total comprehensive (loss)/income for the financial period	(4,390)	3,851

Attributable to:
- Equity shareholders	(4,430)	3,996
- Non-controlling interests	40	(145)
	(4,390)	3,851

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

		Unaudited	Audited
		30 September	31 March
		2012	2012
	Note	£m	£m

Non-current assets
Goodwill		30,901	38,350
Other intangible assets		19,832	21,164
Property, plant and equipment		18,461	18,655
Investments in associates		36,777	35,108
Other investments		724	791
Deferred tax assets		2,136	1,970
Post employment benefits		33	31
Trade and other receivables		3,432	3,482
		112,296	119,551
Current assets
Inventory		569	486
Taxation recoverable		372	334
Trade and other receivables		9,636	10,744
Other investments		3,314	1,323
Cash and cash equivalents		4,293	7,138
Assets held for sale	11	448	–
		18,632	20,025
Total assets		130,928	139,576

Equity
Called up share capital		3,866	3,866
Additional paid-in capital		154,199	154,123
Treasury shares		(7,573)	(7,841)
Retained losses		(89,575)	(84,184)
Accumulated other comprehensive income		8,518	10,971
Total equity shareholders’ funds		69,435	76,935

Non-controlling interests		1,870	2,090
Put options over non-controlling interests		(833)	(823)
Total non-controlling interests		1,037	1,267
Total equity		70,472	78,202

Non-current liabilities
Long-term borrowings		26,883	28,362
Taxation liabilities		150	250
Deferred tax liabilities		6,516	6,597
Post employment benefits		333	337
Provisions		648	479
Trade and other payables		735	1,324
		35,265	37,349
Current liabilities
Short-term borrowings		8,632	6,258
Taxation liabilities		2,059	1,898
Provisions		680	633
Trade and other payables		13,820	15,236
		25,191	24,025
Total equity and liabilities		130,928	139,576

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive income[2]	Equity shareholders’ funds	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

1 April 2011	4,082	153,760	(8,171)	(62,116)	87,555	6	87,561
Issue or reissue of shares	–	3	237	(189)	51	–	51
Redemption or cancellation of shares	(106)	106	2,343	(2,343)	–	–	–
Purchase of own shares	–	–	(2,673)	–	(2,673)	–	(2,673)
Share-based payment	–	78 [3]	–	–	78	–	78
Transactions with non-controlling interests in subsidiaries	–	–	–	(2,006)	(2,006)	1,703	(303)
Comprehensive income	–	–	–	3,996	3,996	(145)	3,851
Dividends	–	–	–	(3,102)	(3,102)	(200)	(3,302)
Other	–	–	–	9	9	–	9
30 September 2011	3,976	153,947	(8,264)	(65,751)	83,908	1,364	85,272

1 April 2012	3,866	154,123	(7,841)	(73,213)	76,935	1,267	78,202
Issue or reissue of shares	–	4	268	(224)	48	–	48
Share-based payment	–	72 [3]	–	–	72	–	72
Transactions with non-controlling interests in subsidiaries	–	–	–	(7)	(7)	(17)	(24)
Comprehensive loss	–	–	–	(4,430)	(4,430)	40	(4,390)
Dividends	–	–	–	(3,193)	(3,193)	(253)	(3,446)
Other	–	–	–	10	10	–	10
30 September 2012	3,866	154,199	(7,573)	(81,057)	69,435	1,037	70,472

Notes:

1        Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2   Includes retained losses and accumulated other comprehensive income.

3        Includes a £6 million tax charge (2011: £8 million credit).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
		2012	2011
	Note	£m	£m

Net cash flow from operating activities	8	4,801	5,926

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired		(996)	(118)
Purchase of interests in associates		(1)	–
Purchase of intangible assets		(992)	(983)
Purchase of property, plant and equipment		(2,371)	(2,630)
Purchase of investments		(2,195)	(85)
Disposal of interests in subsidiaries and joint ventures, net of cash disposed		16	–
Disposal of interests in associates		–	6,805
Disposal of property, plant and equipment		54	42
Disposal of investments		1,514	68
Dividends received from associates		1,117	733
Dividends received from investments		2	2
Interest received		161	158
Taxation on investing activities		–	(104)
Net cash flow from investing activities		(3,691)	3,888

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		48	51
Net movement in short-term borrowings		286	643
Proceeds from issue of long-term borrowings		1,493	1,062
Repayment of borrowings		(472)	(1,984)
Purchase of treasury shares		(1,126)	(1,813)
Equity dividends paid		(3,193)	(3,102)
Dividends paid to non-controlling interests in subsidiaries		(247)	(199)
Other transactions with non-controlling interests in subsidiaries		13	(2,601)
Interest paid		(793)	(797)
Net cash flow from financing activities		(3,991)	(8,740)

Net cash flow		(2,881)	1,074
Cash and cash equivalents at beginning of the financial period		7,088	6,205
Exchange loss on cash and cash equivalents		(47)	(325)
Cash and cash equivalents at end of the financial period		4,160	6,954

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

1    Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2012:

•                  were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’);

•                  are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2012;

•                  apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2012 which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations;

•                  include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•                  do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006; and

•                  were approved by the Board of directors on 13 November 2012.

The information relating to the year ended 31 March 2012 is an extract from the Group’s published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

After reviewing the Group’s budget for the remainder of the financial year, and longer term plans, the directors are satisfied that, at the time of approving the unaudited condensed consolidated financial statements, it is appropriate to continue to adopt a going concern basis of accounting.

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

2                 Segment analysis

The Group has a single group of related services and products being the supply of communications services and products. The Group announced a new organisational structure on 28 June 2012, effective 1 August 2012. The table below presents segmental information on the revised basis, with the six months ended 30 September 2011 amended to conform to the current presentation.

	Segment	Intra- region	Regional	Inter- region	Group
	revenue	revenue	revenue	revenue	revenue	EBITDA
	£m	£m	£m	£m	£m	£m
Six months ended 30 September 2012
Germany	3,891	(9)	3,882	(10)	3,872	1,370
UK	2,592	(11)	2,581	(6)	2,575	589
Other Northern and Central Europe	3,212	(18)	3,194	(4)	3,190	831
Northern and Central Europe	9,695	(38)	9,657	(20)	9,637	2,790
Italy	2,428	(3)	2,425	(11)	2,414	1,033
Spain	1,967	(5)	1,962	(21)	1,941	535
Other Southern Europe	995	(4)	991	(9)	982	335
Southern Europe	5,390	(12)	5,378	(41)	5,337	1,903
India	2,038	–	2,038	(2)	2,036	577
Vodacom	2,657	–	2,657	–	2,657	939
Other Africa, Middle East and Asia Pacific	1,896	(1)	1,895	(10)	1,885	480
Africa, Middle East and Asia Pacific	6,591	(1)	6,590	(12)	6,578	1,996

Non-Controlled Interests and Common Functions	228	–	228	–	228	(42)

Group	21,904	(51)	21,853	(73)	21,780	6,647
Verizon Wireless[1]	10,703					4,493

Six months ended 30 September 2011
Germany	4,102	(20)	4,082	(6)	4,076	1,552
UK	2,664	(20)	2,644	(8)	2,636	633
Other Northern and Central Europe	3,104	(25)	3,079	(9)	3,070	882
Northern and Central Europe	9,870	(65)	9,805	(23)	9,782	3,067
Italy	2,905	(3)	2,902	(17)	2,885	1,362
Spain	2,511	(9)	2,502	(31)	2,471	681
Other Southern Europe	1,116	(5)	1,111	(12)	1,099	430
Southern Europe	6,532	(17)	6,515	(60)	6,455	2,473
India	2,117	–	2,117	(3)	2,114	535
Vodacom	2,814	–	2,814	(3)	2,811	934
Other Africa, Middle East and Asia Pacific	1,977	–	1,977	(11)	1,966	532
Africa, Middle East and Asia Pacific	6,908	–	6,908	(17)	6,891	2,001

Non-Controlled Interests and Common Functions	397	–	397	(5)	392	(9)

Group	23,707	(82)	23,625	(105)	23,520	7,532
Verizon Wireless[1]	9,728					3,848

Note:

1              Values shown represent the Group’s share, based on its equity interest. They are not included in the calculation of Group revenue or EBITDA as Verizon Wireless is an associate.

A reconciliation of EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation see the consolidated income statement on page 27.

	Six months ended 30 September
	2012	2011
	£m	£m
EBITDA	6,647	7,532
Depreciation and amortisation including loss on disposal of fixed assets	(3,698)	(4,018)
Share of results in associates	3,221	2,521
Impairment loss	(5,900)	(450)
Other income and expense	4	3,414
Operating profit	274	8,999

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

3    Impairment loss

The carrying values of goodwill of the Group’s operations in Spain and Italy (reported within Southern Europe) were impaired by £3.2 billion and £2.7 billion respectively in the six months ended 30 September 2012, following a test for impairment triggered by a combination of adverse performance against previous plans and adverse movements in discount rates. The remaining carrying value of goodwill at 30 September 2012 for Spain and Italy was £2.4 billion and £7.2 billion respectively.

The methodology adopted for impairment testing was consistent with that disclosed on pages 101 and 115 of the Group’s annual report for the year ended 31 March 2012.

The impairment loss for the six months ended 30 September 2012 was driven by a combination of lower projected cash flows within business plans, resulting from our reassessment of expected future business performance in light of current trading and economic conditions, and also adverse movements in discount rates driven by the credit rating and yields on 10 year government bonds. The recoverable amount was based on a value in use calculation using the key assumptions outlined in the table below. The pre-tax risk adjusted discount rate used in the previous value in use calculation at 31 March 2012 was 10.6% for Spain and 12.1% for Italy. The charge has been recognised in the consolidated income statement as a separate line item within operating profit.

The table below shows the key assumptions used in the value in use calculations.

	Italy %	Spain %
Pre-tax risk adjusted discount rate	13.0	12.9
Long-term growth rate	1.1	2.5
Budgeted EBITDA[1]	(2.6)	(2.1)
Budgeted capital expenditure[2]	10.6 to 12.4	10.6 to 10.8

Notes:

1             Budgeted EBITDA is expressed as the compound annual growth rates in the initial five years of the plans used for impairment testing.

2             Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years of the plans used for impairment testing.

The recoverable amount of the Group’s operations in both Spain and Italy equals their reported carrying value at 30 September 2012 and consequently, any adverse change in a key assumption underpinning the value in use calculation may cause further impairment losses to be recognised. The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an (increase)/decrease to the aggregate impairment loss recognised for the six months ended 30 September 2012:

£bn	Italy Increase 2 pps / Decrease 2 pps		Spain Increase 2 pps / Decrease 2 pps
Pre-tax risk adjusted discount rate	(1.5)	2.2	(0.7)	1.0
Long-term growth rate	2.5	(1.5)	1.3	(0.8)
Budgeted EBITDA	0.4	(0.4)	0.8	(0.8)
Budgeted capital expenditure	(0.8)	0.8	(0.7)	0.6

The carrying value of goodwill, intangible assets and property, plant and equipment of the Group’s operations in Greece (reported within the Other Southern Europe segment) was impaired by £450 million in the six months ended 30 September 2011.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

4                 Taxation

	Six months ended 30 September
	2012	2011
	£m	£m
Overseas current tax expense/(income):
Current year	1,537	1,165
Adjustments in respect of prior years	(89)	1

United Kingdom corporation tax expense/(income):[1]
Current year	–	8
Adjustments in respect of prior years	–	(4)
Total current tax expense	1,448	1,170

Deferred tax on origination and reversal of temporary differences:
Overseas deferred tax	(56)	240
United Kingdom deferred tax	2	(43)
Total deferred tax (income)/expense	(54)	197
Total income tax expense	1,394	1,367

Note:

1                        As a result of the significant ongoing investments made by our UK business in expanding and improving its network and systems, £6 billion of spectrum payments to the UK government in 2000 and UK interest costs, no tax was payable for the period in the UK (2011: £4 million).

5                 (Loss)/earnings per share

	Six months ended 30 September
	2012	2011
	Millions	Millions

Weighted average number of shares for basic (loss)/earnings per share	49,310	51,132
Effect of dilutive potential shares: restricted shares and share options	–	295
Weighted average number of shares for diluted (loss)/earnings per share	49,310	51,427

	£m	£m
(Loss)/earnings for basic and diluted (loss)/earnings per share	(1,977)	6,679

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

6                 Equity dividends on ordinary shares

	Six months ended 30 September
	2012	2011
	£m	£m

Declared during the period:

Final dividend for the year ended 31 March 2012: 6.47 pence per share (2011: 6.05 pence per share)	3,193	3,102

Proposed after the end of the reporting period and not recognised as a liability:

Interim dividend for the year ending 31 March 2013: 3.27 pence per share (2012: 3.05 pence per share)	1,608	1,538
Second interim dividend for the year ended 31 March 2012: 4.00 pence per share	–	2,017
	1,608	3,555

7                 Acquisitions

The aggregate cash consideration in respect of purchases in subsidiaries, net of cash acquired, is as follows:

£m
Cash consideration paid:
Cable & Wireless Worldwide plc	1,050
Other acquisitions completed during the period	24
1,074
Net cash acquired	(78)
996

Total goodwill on acquisition was £200 million and included £170 million in relation to CWW and £30 million in relation to other acquisitions completed during the period.

Cable & Wireless Worldwide plc

On 27 July 2012 the Group acquired the entire share capital of CWW for a cash consideration of approximately £1,050 million before tax and transaction costs. CWW de-listed from the London Stock Exchange on 30 July 2012. CWW provides a wide range of managed voice, data, hosting and IP-based services and applications. The primary reasons for acquiring the business were to strengthen the enterprise business of Vodafone Group in the UK and internationally, and the attractive network and other cost saving opportunities for the Vodafone Group.

The results of the acquired entity have been consolidated in the Group’s income statement from 27 July 2012 and contributed £307 million of revenue and a loss of £42 million to the profit attributable to equity shareholders of the Group during the period.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

The acquisition-date fair values of the assets and liabilities acquired are provisional. These may be further adjusted, particularly in respect of current assets and liabilities, and deferred taxes, as we gain further understanding of the business.

The provisional purchase price allocation is set out in the table below:

Fair value
£m
Net assets acquired:
Identifiable intangible assets[1]	325
Property, plant and equipment	1,207
Inventory	34
Trade and other receivables	452
Cash and cash equivalents	78
Current and deferred taxation	145
Short and long-term borrowings	(306)
Trade and other payables	(754)
Provisions	(249)
Post employment benefits	(47)
Net identifiable assets acquired	885
Non-controlling interests	(5)
Goodwill[2]	170
Total assets acquired and total consideration	1,050

Notes:

1                  Identifiable intangible assets of £325 million consisted of customer relationships of £225 million, CWW brand of £54 million and software of £46 million.

2                  The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of CWW. None of the goodwill is expected to be deductible for tax purposes.

3                  Transaction costs of £11 million were charged in the Group’s consolidated income statement in the six months ended 30 September 2012.

Pro-forma information

The following unaudited pro-forma summary presents the Group as if the acquisition of CWW had been completed on 1 April 2012. The pro-forma amounts include the results of CWW, application of Vodafone accounting policies, amortisation of the acquired intangible assets recognised on acquisition and interest expense on the increase in net debt as a result of the acquisition. The pro-forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

Six months ended 30 September 2012
£m
Revenue	22,433
Loss for the financial period	(1,943)
Loss attributable to equity shareholders	(2,035)

Pence
Basic and diluted loss per share	(4.13)p

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

8                 Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2012	2011
	£m	£m

(Loss)/profit for the financial period	(1,886)	6,644
Adjustments for:
Share-based payments	78	70
Depreciation and amortisation	3,668	4,000
Loss on disposal of property, plant and equipment	30	18
Share of result in associates	(3,221)	(2,521)
Impairment loss	5,900	450
Other income and expense	(4)	(3,414)
Non-operating income and expense	(1)	161
Investment income	(187)	(226)
Financing costs	954	1,053
Income tax expense	1,394	1,367
Increase in inventory	(70)	(54)
Increase in trade and other receivables	(522)	(587)
Increase in trade and other payables	59	108
Cash generated by operations	6,192	7,069
Tax paid	(1,391)	(1,143)
Net cash flow from operating activities	4,801	5,926

9                 Related party transactions

The Group’s related parties are its joint ventures, associates, pension schemes, directors and Executive Committee members.

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements, except as disclosed below. Transactions between the Company and its joint ventures, to the extent that they have not been eliminated through proportionate consolidation or disclosed below, are not material.

	Six months ended 30 September
	2012	2011
	£m	£m

Sales of goods and services to associates	141	110
Purchases of goods and services from associates	42	59
Purchases of goods and services from joint ventures	96	108
Net interest (charge payable)/income receivable from joint ventures	(7)	3

	30 September	31 March
	2012	2012
	£m	£m
Trade balances owed:
by associates	48	15
to associates	9	18
by joint ventures	111	9
to joint ventures	16	89
Other balances owed by joint ventures[1]	229	365

Note:

1             Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

In the six months ended 30 September 2012 the Group made contributions to defined benefit pension schemes of £18 million (six months ended 30 September 2011: £14 million). In addition, £0.8 million of dividends were paid to Board members and executive committee members (six months ended 30 September 2011: £0.6 million). Dividends received from associates are disclosed in the consolidated statement of cash flows.

10          Commitments and contingent liabilities

There have been no material changes to the Group’s commitments or contingent liabilities during the period, except as disclosed in note 11.

11          Other matters

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

Indian tax

See ‘Other significant developments’ on page 24.

Telecom Egypt arbitration

The timetable in the Telecom Egypt arbitration has been amended. Final submissions are now due on 5 February 2013 and the dates of the hearing are still to be fixed.

Additional details on this matter are available under “Legal proceedings” on page 138 of the Group’s annual report for the year ended 31 March 2012.

Vodacom Gateway Carrier Services

On 31 May 2012 Vodacom entered into an agreement to sell certain investments, supplier agreements and assets of Gateway Carrier Services, which forms part of Vodacom Business Africa Group (Pty) Limited, to PCCW Global Ltd. for cash consideration of US$26 million (£16 million) on a cash-free-debt-free basis. The transaction completed on 31 August 2012.

Telefónica UK and Vodafone UK network collaboration and other network sharing agreements

On 7 June 2012 Telefónica UK and Vodafone UK announced a more comprehensive network sharing agreement to improve network coverage and lower the cost of network deployment. The intention is to pool basic parts of their network infrastructure to create one national grid running each operator’s independent spectrum and competing services. In addition, recently the Group initiated or extended network sharing agreements with other operators in Spain, Ireland, the Netherlands and Australia.

Group structure

On 28 June 2012 the Group announced the establishment of two new operating regions: Northern and Central Europe and Southern Europe. The Northern and Central Europe region comprises Germany, the UK, the Netherlands, Turkey, the Czech Republic, Hungary, Ireland and Romania. The Southern Europe region comprises Italy, Spain, Greece, Portugal, Albania and Malta. The new structure was implemented on 1 August 2012.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2012

TelstraClear Limited

On 12 July 2012 the Group announced that Vodafone New Zealand had entered into an agreement to acquire TelstraClear Limited, the New Zealand business of Telstra Corporation, for a cash consideration of NZ$840 million (£430 million). TelstraClear Limited is the second largest fixed operator in New Zealand with extensive fixed network assets and capabilities. Regulatory approval was received on 30 October 2012 and the transaction was completed on 31 October 2012.

12          Subsequent events

Verizon Wireless dividend

On 12 November 2012 VZW declared a dividend of US$8.5 billion (£5.3 billion). The dividend will be received by the end of the 2012 calendar year. As a 45% shareholder in Verizon Wireless, Vodafone’s share of the dividend is US$3.8 billion (£2.4 billion). The Group intends to commence a £1.5 billion share buyback programme on receipt of the dividend.

INDEPENDENT REVIEW REPORT BY DELOITTE LLP TO VODAFONE GROUP PLC

We have been engaged by Vodafone Group Plc (the “Company”) to review the Condensed Consolidated Financial Statements in the half-year financial report for the six months ended 30 September 2012 which comprise the consolidated income statement, the consolidated statement of financial position, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows and related notes 1 to 12. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-year financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-year financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRS as issued by the International Accounting Standards Board and are also prepared in accordance with IFRS as adopted by the European Union. The Condensed Consolidated Financial Statements included in this half-year financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” (‘IAS 34’) as issued by the International Accounting Standards Board and as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the Condensed Consolidated Financial Statements in the half-year financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions

Based on our review, nothing has come to our attention that causes us to believe that the Condensed Consolidated Financial Statements in the half-year financial report for the six months ended 30 September 2012 are not prepared, in all material respects, in accordance with IAS 34 as issued by the International Accounting Standards Board and as adopted by the European Union, and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

London, United Kingdom

13 November 2012

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 9

Adjusted operating profit	Operating profit	Group results on page 9

Adjusted profit before tax	(Loss)/profit before taxation	Taxation on page 11

Adjusted effective tax rate	Income tax expense as a percentage of (loss)/profit before taxation	Taxation on page 11

Adjusted income tax expense	Income tax expense	Taxation on page 11

Adjusted profit attributable to equity shareholders	(Loss)/profit attributable to equity shareholders	(Loss)/earnings per share on page 11

Adjusted earnings per share	Basic (loss)/earnings per share	(Loss)/earnings per share on page 11 and 34

Operating free cash flow	Cash generated by operations	Cash flows and funding beginning on page 21

Free cash flow	Cash generated by operations	Cash flows and funding beginning on page 21

Net debt	Short-term borrowings, long-term borrowings, cash and cash equivalents and other financial instruments	Analysis of net debt on page 22

ADDITIONAL INFORMATION

Regional results for the six months ended 30 September¹

	Revenue		EBITDA		Adjusted operating profit/(loss)		Capital expenditure		Operating free cash flow
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Germany	3,891	4,102	1,370	1,552	700	831	445	410	720	869
UK	2,592	2,664	589	633	132	185	231	219	301	252
Other Northern and Central Europe
Cable & Wireless Worldwide[2]	307	–	40	–	(34)	–	41	–	3	–
Netherlands	812	903	276	308	139	181	96	93	145	202
Turkey	941	870	159	132	12	2	87	134	(81)	(127)
Romania	311	361	119	141	64	46	34	38	71	64
Other[3]	841	970	237	301	91	129	76	104	114	141
	3,212	3,104	831	882	272	358	334	369	252	280
Intra-region eliminations	(38)	(65)	–	–	–	–	–	–	–	–
Northern and Central Europe[4]	9,657	9,805	2,790	3,067	1,104	1,374	1,010	998	1,273	1,401
Italy	2,428	2,905	1,033	1,362	690	976	239	269	750	893
Spain	1,967	2,511	535	681	247	361	152	147	187	343
Other Southern Europe
Greece	411	456	101	132	39	42	28	50	47	110
Portugal	479	560	191	250	106	162	45	62	124	169
Other[3]	105	100	43	48	23	31	10	14	29	26
	995	1,116	335	430	168	235	83	126	200	305
Intra-region eliminations	(12)	(17)	–	–	–	–	–	–	–	–
Southern Europe[4]	5,378	6,515	1,903	2,473	1,105	1,572	474	542	1,137	1,541
India	2,038	2,117	577	535	84	(9)	198	329	393	332
Vodacom	2,657	2,814	939	934	581	470	362	303	487	590
Other Africa, Middle East and Asia Pacific
Egypt	645	623	287	271	160	158	73	59	200	153
Other[3]	1,251	1,354	193	261	(33)	(1)	249	223	(4)	21
	1,896	1,977	480	532	127	157	322	282	196	174
Intra-region eliminations	(1)	–	–	–	–	–	–	–	–	–
Africa, Middle East and Asia Pacific[4]	6,590	6,908	1,996	2,001	792	618	882	914	1,076	1,096
Non-Controlled Interests and Common Functions	228	397	(42)	(9)	3,169	2,471	150	164	(257)	(276)
Inter-region eliminations	(73)	(105)	–	–	–	–	–	–	–	–
Group[4]	21,780	23,520	6,647	7,532	6,170	6,035	2,516	2,618	3,229	3,762

Notes:

1	The Group revised its segment structure on 1 August 2012. See “Group structure” on page 38.
2	On 27 July 2012 the Group acquired the entire share capital of CWW. See note 7 to the unaudited condensed consolidated financial statements for further information.
3

Includes elimination of £6 million (2011: £11 million) of intercompany revenue between operating companies within the Other Northern and Central Europe segment, £1 million (2011: £1 million) of intercompany revenue between operating companies within the Other Southern Europe segment and £3 million (2011: £1 million) of intercompany revenue between operating companies within the Other Africa, Middle East and Asia Pacific segments.

4

From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported revenue by country and regionally since 1 October 2011. Prior period reported revenue has not been restated.

See page 41 for “Use of non-GAAP financial information” and page 46 for “Definitions of terms”.

ADDITIONAL INFORMATION

Service revenue – quarter ended 30 September¹

	Group2 3		Northern and Central Europe		Southern Europe		Africa, Middle East and Asia Pacific
	2012	2011	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m
Voice revenue	5,681	6,668	2,121	2,381	1,412	1,926	2,147	2,290
Messaging revenue	1,187	1,359	719	753	258	343	211	249
Data revenue	1,641	1,579	837	780	408	408	395	380
Fixed line revenue	1,119	903	803	535	225	259	91	108
Other service revenue	554	527	201	218	138	123	176	190
Service revenue	10,182	11,036	4,681	4,667	2,441	3,059	3,020	3,217

	% change
	Group		Northern and Central Europe		Southern Europe		Africa, Middle East and Asia Pacific
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic
Voice revenue	(14.8)	(5.8)	(10.9)	(4.7)	(26.7)	(18.8)	(6.2)	3.8
Messaging revenue	(12.7)	(5.3)	(4.5)	0.8	(24.8)	(16.6)	(15.3)	(9.0)
Data revenue	3.9	13.7	7.3	15.0	–	10.8	3.9	13.9
Fixed line revenue	23.9	1.7	50.1	3.9	(13.1)	(4.0)	(15.7)	6.2
Other service revenue	5.1	15.0	(7.8)	0.5	12.2	35.5	(7.4)	3.8
Service revenue	(7.7)	(1.4)	0.3	0.7	(20.2)	(11.3)	(6.1)	4.1

	Germany		UK		Italy		Spain		India		Vodacom
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Voice revenue	700	815	560	611	565	780	551	781	773	808	799	877
Messaging revenue	206	226	320	308	174	222	47	77	36	63	67	75
Data revenue	397	385	232	219	177	186	174	164	85	89	188	172
Fixed line revenue	418	468	12	12	130	157	78	84	5	3	36	53
Other service revenue	78	68	89	111	42	40	73	60	91	93	55	60
Service revenue	1,799	1,962	1,213	1,261	1,088	1,385	923	1,166	990	1,056	1,145	1,237

	% change
	Germany		UK		Italy		Spain		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	(8.3)	1.8	(3.8)	(3.2)	(21.4)	(12.8)	(20.8)	(12.0)	(6.3)	11.0	(7.4)	4.6

Notes:

1      The Group revised its segment structure on 1 August 2012. See “Group structure” on page 38.

2      From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported service revenue by country and regionally since 1 October 2011. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the prior financial period have been recalculated based on the new pricing structure to form the basis for our organic calculations.

3      The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions and intercompany eliminations.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Note	Reported	Adjustments	Adjusted
Six months ended 30 September 2012		£m	£m	£m
Operating profit	1	274	5,896	6,170
Non-operating income and expense		1	(1)	–
Net financing costs	2	(767)	(62)	(829)
(Loss)/profit before taxation		(492)	5,833	5,341
Income tax expense		(1,394)	14	(1,380)
(Loss)/profit for the financial period		(1,886)	5,847	3,961
Attributable to:
– Equity shareholders		(1,977)	5,854	3,877
– Non-controlling interests		91	(7)	84
Basic (loss)/earnings per share		(4.01p)		7.86p

Notes:

1	Adjustment primarily relates to the £2,700 million impairment loss for Vodafone Italy and the £3,200 million impairment loss for Vodafone Spain.
2	Comprises a £62 million adjustment in relation to foreign exchange rate movements on certain intercompany balances.

	Note	Reported	Adjustments	Adjusted
Six months ended 30 September 2011		£m	£m	£m
Operating profit	1	8,999	(2,964)	6,035
Non-operating income and expense	2	(161)	161	–
Net financing costs	3	(827)	(66)	(893)
Profit before taxation		8,011	(2,869)	5,142
Income tax expense	4	(1,367)	170	(1,197)
Profit for the financial period		6,644	(2,699)	3,945
Attributable to:
– Equity shareholders		6,679	(2,717)	3,962
– Non-controlling interests		(35)	18	(17)
Basic earnings per share		13.06p		7.75p

Notes:

1	Adjustment primarily relates to the £3,419 million gain arising from the disposal of the Group’s 44% interest in SFR, partially offset by the £450 million impairment loss for Vodafone Greece.
2	Adjustment primarily consists of losses in relation to equity investments.
3	Adjustment comprises a £66 million adjustment in relation to foreign exchange rate movements on certain intercompany balances.
4	Adjustment primarily consists of tax arising on the disposal of the Group’s 24.4% interest in Polkomtel.

ADDITIONAL INFORMATION

Mobile customers1

(in thousands)

Country	1 July 2012	Net additions	30 September 2012	Prepaid[2]
Northern and Central Europe[3]
Germany	35,806	(709)	35,097	55.5%
UK	19,067	247	19,314	44.2%
	54,873	(462)	54,411	51.5%
Other Northern and Central Europe
Netherlands	5,301	42	5,343	34.3%
Turkey	18,352	361	18,713	65.4%
Czech Republic	3,321	44	3,365	44.4%
Hungary	2,628	(16)	2,612	50.4%
Ireland	2,201	(3)	2,198	65.4%
Romania	7,798	76	7,874	57.8%
	39,601	504	40,105	57.0%
Northern and Central Europe	94,474	42	94,516	53.8%

Southern Europe[3]
Italy	22,774	(39)	22,735	82.3%
Spain	17,103	(759)	16,344	37.2%
	39,877	(798)	39,079	66.3%
Other Southern Europe
Greece	4,295	19	4,314	63.6%
Portugal	6,139	128	6,267	82.4%
Albania	1,839	126	1,965	94.6%
Malta	324	13	337	84.9%
	12,597	286	12,883	78.0%
Southern Europe	52,474	(512)	51,962	68.8%
Africa, Middle East and Asia Pacific
India	153,708	(1,043)	152,665	94.8%
Vodacom[4]	56,632	1,560	58,192	89.9%
	210,340	517	210,857	93.4%
Other Africa, Middle East and Asia Pacific
Australia	3,251	(77)	3,174	37.5%
Egypt	37,498	773	38,271	94.1%
Fiji	313	13	326	95.1%
Ghana	4,809	183	4,992	99.5%
New Zealand	2,370	(50)	2,320	66.2%
Qatar	878	58	936	96.5%
	49,119	900	50,019	86.7%
Africa, Middle East and Asia Pacific	259,459	1,417	260,876	92.1%

Group	406,407	947	407,354	80.1%

Memorandum:
Group’s share of VZW connections[5]	42,369	786	43,155	5.8%
Vodafone Group plus the Group’s share of VZW	448,776	1,733	450,509	66.3%

Notes:

1	Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Australia and Fiji) based on the Group’s equity interests.
2	Prepaid customer percentages are calculated on a venture basis. At 30 September 2012 there were 513.6 million venture customers.
3	The Group revised its segment structure on 1 August 2012. See “Group structure” on page 38.
4	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.
5	Includes VZW’s retail connections only, based on the Group’s equity interest. The definition of connections reported by Verizon Communications for VZW is the same as customers as reported by Vodafone.

OTHER INFORMATION

1)	Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)	The half-year financial report will be available on the Vodafone Group Plc website, www.vodafone.com/investor, from 13 November 2012.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990230	Telephone: +44 1635 664 444

Notes:

1.

Vodafone and the Vodafone logo, Vodacom, M-Pesa and Vodafone One Net are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.	All growth rates reflect a comparison to the six months ended 30 September 2011 unless otherwise stated.
3.

References to the “Q1” or “previous quarter” are to the quarter ended 30 June 2012 unless otherwise stated. References to “H1” are to the six months ended 30 September 2012, and references to “H1 2012” are to the six months ended 30 September 2011 unless otherwise stated. References to the “Q2” and “second quarter” are to the quarter ended 30 September 2012 unless otherwise stated. References to the “financial year” are to the financial year ending 31 March 2013 and references to the “prior financial year” are to the financial year ended 31 March 2012 unless otherwise stated. References to the “2011 financial year”, the “2012 financial year” and the “2013 financial year” are to the financial years ended/ending 31 March 2011, 2012 and 2013, respectively.

4.

All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported service revenue by country and regionally since 1 October 2011. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the prior financial period have been recalculated based on the new pricing structure to form the basis for our organic calculations.

5.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
6.	Vodacom refers to the Group’s interest Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.
7.	Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spread sheet available at www.vodafone.com/investor.
8.	Additional information regarding regulation and non-GAAP information will be available in the 6-K to be filed with the US Securities and Exchange Commission.

Copyright © Vodafone Group 2012

Definitions of terms

Term	Definition
HSPA+	An evolution of high speed packet access (‘HSPA’) or third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user.
ULL	Unbundled local loop.

For definitions of other terms please refer to pages 170 to 171 of the Group’s annual report for the year ended 31 March 2012.

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations contained within the Group Chief Executive’s statement on pages 2 to 6 of this report and within the guidance for adjusted operating profit, free cash flow and EBITDA margin for the 2013 financial year on pages 6 and 8; expectations for the Group’s future performance generally, including EBITDA growth and capital expenditure; expectations regarding the Group’s 7% per annum dividend per share growth target; statements relating to Vodafone’s ongoing efficiency programme to deliver £300 million of absolute reduction in European opex; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive and macroeconomic pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including One Net, the launch of a number of additional features, including improved access to technical support, and the launch of LTE services in South Africa in 2013; expectations regarding smartphone adoption; expectations regarding Vodafone 2015, its plans for sustained investment in high speed data networks and the anticipated Group standardisation programme; growth in customers and usage; statements relating to the stabilisation of ARPU; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability; expectations regarding adjusted operating profit, EBITDA margins, capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding capital expenditures; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including CWW and TelstraClear Limited, and the network sharing agreement with Telefónica; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to renew or obtain necessary licences, including spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar, or interest rates; the ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in our annual report for the year ended 31 March 2012. The annual report can be found on the Group’s website (www.vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 14, 2012	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company
Secretary